InterOil Corporation
Consolidated Financial Statements
(Expressed in United States dollars) Years ended December 31, 2005, 2004 and 2003

InterOil Corporation
Consolidated Financial Statements
(Expressed in United States dollars)

Table of contents

Management’s Report	1

Auditor’s Report to the Shareholders	2

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statements of Cash Flows	6

Consolidated Statements of Shareholders’ Equity	7

Notes to the Consolidated Financial Statements	8

Reconciliation to accounting principles generally accepted in the United States	26

InterOil Corporation
Consolidated Financial Statements
(Expressed in United States dollars)

MANAGEMENT’S REPORT
The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.
InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.
The Audit Committee of the Board of Directors, composed of independent non-management directors, meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.
The 2005 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.

/s/ Phil Mulacek Phil Mulacek	/s/ Tom Donovan Tom Donovan
Chief Executive Officer	Chief Financial Officer

To the Shareholders of InterOil Corporation
We have audited the consolidated balance sheet of InterOil Corporation as at December 31, 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Melbourne, Australia
March 31, 2006

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of InterOil Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.
(signed) KPMG
Sydney, Australia
March 4, 2005
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA U.S. REPORTING DIFFERENCE
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in Note 2(n) — Stock-based compensation — to the Company’s consolidated financial statements as at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004. Our report to the shareholders dated March 4, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
(signed) KPMG
Sydney, Australia
March 4, 2005

InterOil Corporation
Consolidated Balance Sheets
(Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 4)	59,601,807	28,544,398	9,216,265
Trade receivables (note 7)	49,958,973	58,698,069	—
Commodity derivative contracts (note 6)	1,482,798	503,500	—
Other assets	1,011,195	806,123	486,584
Inventories (note 8)	44,087,484	27,916,902	—
Prepaid expenses	638,216	190,135	488,532
Restricted cash (note 6)	16,662,269	15,599,223	24,820,989

Total current assets	173,442,742	132,258,350	35,012,370
Deferred financing costs (note 16)	1,256,816	1,311,488	551,000
Plant and equipment (note 9)	237,399,148	244,363,355	201,758,465
Oil and gas properties (note 10)	16,399,492	6,605,360	23,018,015
Future income tax benefit (note 11)	1,058,898	1,303,631	—

Total assets	429,557,096	385,842,184	260,339,850

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	26,005,034	26,328,544	5,835,583
Income tax payable	3,900,459	2,881,398	—
Working capital facility — crude feedstock (note 12)	70,724,322	76,520,541	—
Deferred hedge gain (note 6)	1,016,998	537,358	—
Business combination financing (note 13)	—	12,123,106	—
Due to related parties (note 14)	—	1,056,251	1,478,751
Unsecured loan (note 15)	21,453,132	—	—
Current portion of secured loan (note 16)	9,000,000	9,000,000	9,000,000
Current portion of indirect participation interest (note 17)	35,092,558	13,749,852	—

Total current liabilities	167,192,503	142,197,050	16,314,334
Accrued financing costs (note 16)	921,109	863,329	—
Secured loan (note 16)	71,500,000	76,000,000	74,000,000
Indirect participation interest (note 17)	30,166,311	—	—
Indirect participation interest — PNGDV(note 17)	9,685,830	10,608,830	16,600,000

Total liabilities	279,465,753	229,669,209	106,914,334

Non-controlling interest (note 18)	6,023,149	6,404,262	6,467,496

Shareholders’ equity:
Share capital (note 19)	223,934,500	216,813,654	157,449,200
Authorised — unlimited
Issued and outstanding 29,163,320
(Dec 31, 2004 - 28,310,884)
(Dec 31, 2003 - 24,815,961)
Contributed surplus	2,933,586	1,841,776	540,222
Warrants (note 21)	2,137,852	2,258,227	—
Foreign currency translation adjustment	477,443	463,200	—
Conversion options (note 17)	25,475,368	—	—
Accumulated deficit	(110,890,555)	(71,608,144)	(11,031,402)

Total shareholders’ equity	144,068,194	149,768,713	146,958,020

Total liabilities and shareholders’ equity	429,557,096	385,842,184	260,339,850

See accompanying notes to the consolidated financial statements
Commitments and contingencies (note 23)
On behalf of the Board
Phil Mulacek, Director
Christian Vinson, Director

InterOil Corporation
Consolidated Statements of Operations
(Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Revenue
Sales and operating revenues	481,180,645	70,644,486	—
Interest	1,830,808	382,461	246,912
Other	528,270	196,337	12,368

	483,539,723	71,223,284	259,280

Expenses
Cost of sales and operating expenses	467,246,990	65,344,516	—
Administrative and general expenses	14,672,793	7,831,550	2,264,187
Management fees for prior periods waived	—	—	(840,000)
Depreciation and amortization	11,036,550	639,075	73,068
Exploration costs, excluding exploration impairment (note 10)	—	2,903,313	—
Exploration impairment (note 10)	2,144,429	35,566,761	164,992
Legal and professional fees	3,606,415	3,573,727	1,421,390
Short term borrowing costs	8,855,857	4,705,190	—
Long term borrowing costs	6,351,337	1,401,256	—
Accretion expense (note 17)	5,647,491	—	—
Foreign exchange loss	796,590	392,805	678,774

	520,358,452	122,358,193	3,762,411

Loss before income taxes and non-controlling interest	(36,818,729)	(51,134,909)	(3,503,131)

Income taxes (note 11)
Current	(2,605,265)	(2,538,410)	(37,339)
Future	(226,729)	663,347	—

	(2,831,994)	(1,875,063)	(37,339)

Loss before non-controlling interest	(39,650,723)	(53,009,972)	(3,540,470)

Non-controlling interest	368,312	70,091	22,901

Net loss	(39,282,411)	(52,939,881)	(3,517,569)

Basic loss per share (note 22)	(1.36)	(2.09)	(0.16)
Diluted loss per share (note 22)	(1.36)	(2.09)	(0.16)
Weighted average number of common shares outstanding
Basic and diluted	28,832,263	25,373,575	22,649,924

InterOil Corporation
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Cash flows provided by (used in):

Operating activities
Net (loss) (note 5)	(39,282,411)	(52,939,881)	(3,517,569)
Adjustments for non-cash transactions
Non-controlling interest	(381,113)	(70,091)	(22,901)
Depreciation and amortization	11,036,550	639,075	73,068
Future income tax asset	244,733	(663,347)	—
Gain on sale of other assets	—	(94,260)	—
Gain on sale of plant and equipment	(95,053)	—	—
Amortization of deferred financing costs	154,672	268,873	—
Amortization of discount on debt	161,255	604,045	—
Accretion of discount on indirect participation interest	5,647,491	—	—
Debt conversion settlement expense — debentures	—	77,589	—
Interest expense forfeited by debenture holders	—	998,438	—
Management fee waived	—	—	(840,000)
Loss on unsettled hedge contracts	119,200	33,858	—
Gain on derivative contracts	(585,000)	—	—
Stock compensation expense/(recovery)	1,668,896	1,209,921	(39,654)
Inventory revaluation	355,215	1,508,334	—
Capitalized oil and gas properties expensed	2,144,429	35,566,761	164,992
Unrealized foreign exchange loss	796,590	392,805	678,774
Change in non-cash operating working capital
Increase/(decrease) in foreign currency translation adjustment	14,243	463,200	—
Decrease/(increase) in trade receivables	8,739,096	(50,456,671)	—
(Increase) in commodity derivative contracts	(33,858)	—	—
Decrease/(increase) in other assets and prepaid expenses	(653,153)	982,014	220,196
(Increase) in inventories	(16,525,797)	(24,167,627)	—
Increase/(decrease) in accounts payable, accrued liabilities and income tax payable	3,761,311	5,880,047	(236,058)

	(22,712,704)	(79,766,917)	(3,519,152)

Investing activities
Expenditure on oil and gas properties	(11,249,477)	(19,154,106)	(19,987,946)
Expenditure on plant and equipment	(4,089,519)	(38,947,904)	(81,843,608)
Proceeds from indirect participation interest	80,410,591	10,724,885
Expenditure on oil and gas properties applied against indirect participation interest (note 17)	(31,774,513)	—	—
Proceeds received on sale of assets	112,229	405,353	—
Redemption/(investment) of cash on short-term investments	—	24,723,572	(17,617,871)
Acquisition of InterOil Products Limited net of cash received (note 13)	—	4,631,904	—
Repayment of business combination financing	(12,226,581)	—	—
Increase in restricted cash held as security on borrowings	(1,063,046)	(15,501,806)	(97,417)
Change in non-cash working capital
Increase/(decrease) in accounts payable and accrued liabilities	(3,165,756)	4,094,594	(1,351,521)

	15,468,253	(29,023,508)	(120,898,363)

Financing activities
Proceeds from secured loan	—	2,000,000	52,000,000
Repayments of secured loan	(4,500,000)	—	—
Proceeds from senior convertible debentures and warrants	—	45,000,000	—
Senior convertible debenture issuance costs	—	(3,259,766)	—
Proceeds from conversion options	22,700,814	6,259,967	16,300,000
Proceeds from related party borrowings	—	1,775,565	—
Repayments to related parties	(1,056,251)	(2,198,065)	(776,902)
Proceeds from short term borrowings	21,453,132	5,100,000	—
Repayments of short term borrowings	—	(5,100,000)	—
Proceeds from/(repayments of) working capital facility	(5,796,219)	76,520,541	—
Proceeds from issue of common shares	5,500,384	2,020,316	62,822,143

	38,301,860	128,118,558	130,345,241

Increase/(decrease) in cash and cash equivalents	31,057,409	19,328,133	5,927,726
Cash and cash equivalents, beginning of period	28,544,398	9,216,265	3,288,539

Cash and cash equivalents, end of period (note 4)	59,601,807	28,544,398	9,216,265

See accompanying notes to the consolidated financial statements
See note 5 for non cash financing and investing activities

InterOil Corporation
Consolidated Statements of Shareholder’s Equity
(Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Share capital

At beginning of period	216,813,654	157,449,200	94,120,609
Adjustment to reflect change in accounting for employee stock options (note 2n)	—	92,434	—
Issue of capital stock (note 19)	7,120,846	59,272,020	63,328,591

At end of period	223,934,500	216,813,654	157,449,200

Contributed surplus

At beginning of period	1,841,776	540,222	769,964
Adjustment to reflect change in accounting for employee stock options (note 2n)	—	645,216	—
Stock compensation (note 20)	1,091,810	656,338	(229,742)

At end of period	2,933,586	1,841,776	540,222

Warrants

At beginning of period	2,258,227	—	—
Movement for period (note 21)	(120,375)	2,258,227	—

At end of period	2,137,852	2,258,227	—

Foreign currency translation adjustment

At beginning of period	463,200	—	—
Movement for period, net of tax	14,243	463,200	—

At end of period	477,443	463,200	—

Conversion options

At beginning of period	—	—	—
Movement for period (note 17)	25,475,368	—	—

At end of period	25,475,368	—	—

Accumulated deficit

At beginning of period	(71,608,144)	(11,031,402)	(7,513,833)
Adjustment to reflect change in accounting for employee stock options (note 2n)	—	(737,650)	—
Adjustment to cumulative debentures conversion expense (note 21)	—	(6,899,211)	—
Net (loss) for period	(39,282,411)	(52,939,881)	(3,517,569)

At end of period	(110,890,555)	(71,608,144)	(11,031,402)

Shareholders’ equity at end of period	144,068,194	149,768,713	146,958,020

See accompanying notes to the consolidated financial statements

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

1. Nature of operations and organization
InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).
Management has segmented the company’s business based on differences in products and services and management strategy and responsibility. The Company’s business is conducted predominantly through three major business segments – upstream, midstream and downstream.
Upstream includes exploration for and development of crude oil and natural gas. Midstream includes refinery operations. The refinery processes crude oil into naphtha, gasoline, diesel, LPG, jet/kerosene, and low sulphur waxy residue. The midstream operations sell to the PNG domestic market as well as to the export market. Downstream includes the distribution of refined products and lubricants, including gasoline, diesel and fuel oils in PNG.
2.	Significant accounting policies
(a) Principles of consolidation and the preparation of financial statements
These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in note 25, Reconciliation to Accounting Principles Generally Accepted in the United States.
The consolidated financial statements for the year ended December 31, 2005 have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business in the future. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.
The consolidated financial statements of the Company include the financial statements of SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%) and their subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.
(b) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and deposits with a maturity of less than three months at the time of purchase. Cash and cash equivalents are carried at cost. Accrued interest is included with other receivables.
(c) Restricted cash
Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations. Restricted cash is carried at cost. Accrued interest is included with other receivables.
(d) Trade receivables
The collectibility of debts is assessed at the reporting date and specific provision is made for any doubtful accounts. The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains the risks and rewards associated with carrying the receivables.
(e) Inventory
Crude oil and refined petroleum products are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs. Cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2.	Significant accounting policies (cont’d)
(f) Derivative financial instruments
Derivative financial instruments are utilized by the Company in the management of its naphtha, low sulphur waxy residue, diesel and jet kerosene sales price exposures and its crude purchase cost exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. The company may choose to designate derivative financial instruments as hedges.
When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in a separate component of liabilities, until earnings are affected by the variability in cash flows of the designated hedged item.
The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company recognizes immediately in earnings gains and losses that were previously accumulated in a separate component of liabilities.
The Company enters into naphtha, diesel and jet kerosene swaps in order to reduce the impact of fluctuating naphtha, jet kerosene and diesel prices, respectively, on its revenue. These swap agreements require the periodic exchange of payments without the exchange of the notional product amounts on which the payments are based. The Company designates its naphtha, diesel and jet kerosene price swap agreements as hedges of the underlying sale. Sales revenue of the respective product is adjusted to include the payments made or received under the price swaps.
The Company enters into crude swaps in order to reduce the impact of fluctuating crude prices on its cost of sales. These swap agreements require the periodic exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its crude price swap agreements as hedges of the underlying purchase. Cost of sales is adjusted to include the payments made or received under the crude purchase cost swaps.
(g) Deferred financing costs
Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on a straight-line basis, over the term of the related debt and is included in expenses for the period.
(h) Plant and equipment
Refinery assets
The Company’s most significant item of plant and equipment is the oil refinery in PNG. The refinery is included within midstream assets. During 2004, the company was considered to be in the construction and pre-operating stage of development of the oil refinery, however, the pre-operating stage ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment. The refinery assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalized. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment. Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2.	Significant accounting policies (cont’d)
(h) Plant and equipment (cont’d)
Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred at December 31, 2005.
Other assets
Property, plant and equipment is recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized. The depreciation rates by category are as follows:

Downstream	0% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%
Leased assets
Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.
Asset retirement obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097.
Disposal of property, plant and equipment
At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in income.
Environmental remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. No provision has been raised.
(i) Oil and gas properties
The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method. Geological and geophysical costs are expensed as incurred.
(j) Future income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.
(k) Employee entitlements
The amounts expected to be paid to employees for their pro-rata entitlement to long service and annual leave and leave fares are accrued having regard to anticipated periods of service, remuneration levels and statutory obligations.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2.	Significant accounting policies (cont’d)
(l) Revenue recognition
The following particular accounting policies, which significantly affect the measurement of profit and of financial position, have been applied.
Revenue from midstream operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. During the year ended December 31, 2005, sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales. Up to December 31, 2004, the sales between business segments of the Company were eliminated from sales and operating revenues and cost of sales and the asset for the refinery as all revenues and expenses relating to the refinery were capitalized as part of the development stage activities.
Revenue from downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.
Interest income:
Interest income is recognized on a time-proportionate basis using the effective interest method.
(m) Foreign currency translation
For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders’ equity.
For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in income.
(n) Stock-based compensation
Prior to January 1, 2004, the Company applied the fair value based method only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.
The Company adopted the fair value based method to account for employee stock options, beginning January 1, 2004. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, without restatement to prior periods in the year ended December 31, 2004. The effect of retroactively adopting the fair value based method to the 2004 financial statements, without restatement, was to increase the opening accumulated deficit by $737,650, increase contributed surplus by $645,216 and increase share capital by $92,434.
(o) Per share amounts
Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.
Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2.	Significant accounting policies (cont’d)
(p) Vulnerability to concentration risk
Credit risk
A significant amount of the Company’s export sales are made to one customer which represented $151,106,105 (2004 – $30,539,560) or 32% (2004 – 43%) of total sales in the twelve months ended December 31, 2005. The Company’s domestic sales for the period ended December 31, 2005 were not dependent on a single customer or geographic region of PNG.
Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2005 output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (55%) and naphtha and low sulphur waxy residue (39%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.
Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
(q) Reclassification
Certain prior years’ amounts have been reclassified to conform with current presentation.
3.	Segmented financial information
As noted in note 1, management has identified three major business segments—upstream, midstream and downstream. In addition, the corporate segment is also presented. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.
Segment accounting policies are the same as those described in note 2, significant accounting policies. Upstream, midstream and downstream include costs allocated from the corporate activities. The allocation is based on a fee for service. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. All sales are attributable to the Asia Pacific region.
Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

					Consolidation
Year ended December 2005	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	356,326,763	124,853,882	—	—	481,180,645
Intersegment revenues	—	80,094,501	6,202	1,941,163	(82,041,866)	—
Interest revenue	—	—	—	1,830,808	—	1,830,808
Other unallocated revenue	—	—	—	528,270	—	528,270

Total segment revenue	—	436,421,264	124,860,084	4,300,241	(82,041,866)	483,539,723

Cost of sales and operating expenses	—	436,490,554	110,857,139	—	(80,100,703)	467,246,990
Office and admin and other expenses	1,737,825	10,639,111	4,725,411	8,255,301	(2,061,804)	23,295,844
Exploration costs, excluding exploration impairment	—	—	—	—	—	—
Exploration impairment	2,144,429	—	—	—	—	2,144,429
Depreciation and amortisation	314,467	10,598,134	204,247	49,732	(130,030)	11,036,550
Accretion expense	5,647,491	—	—	—	—	5,647,491
Interest expense	—	10,161,899	225,450	806,694	(206,895)	10,987,148

Income/(loss) from ordinary activities before income taxes	(9,844,212)	(31,468,434)	8,847,837	(4,811,486)	457,566	(36,818,729)

Income tax expense	—	—	(2,755,845)	(76,149)	—	(2,831,994)
Non controlling interest	—	—	—	368,312	—	368,312

Total net income/(loss)	(9,844,212)	(31,468,434)	6,091,992	(4,519,323)	457,566	(39,282,411)

Total assets	75,587,143	314,904,035	47,342,109	317,227,597	(325,503,788)	429,557,096

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

3.	Segmented financial information (cont’d)

					Consolidation
Year ended December 2004	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	26,309,547	62,410,291	—	(18,075,352)	70,644,486
Intersegment revenues	—	—	489,111	1,557,621	(2,046,732)	—
Interest revenue	—	—	—	382,461	—	382,461
Other unallocated revenue	—	—	—	196,337	—	196,337

Total segment revenue	—	26,309,547	62,899,402	2,136,419	(20,122,084)	71,223,284

Cost of sales and operating expenses	—	27,685,347	53,158,737	—	(15,499,568)	65,344,516
Office and admin and other expenses	1,649,191	3,133,095	3,146,905	8,309,537	(1,537,415)	14,701,313
Exploration costs, excluding exploration impairment	2,903,313	—	—	—	—	2,903,313
Exploration impairment	35,566,761	—	—	—	—	35,566,761
Depreciation and amortisation	12,510	311,986	224,214	90,365	—	639,075
Interest expense	4,932	843,888	455,368	1,899,027	—	3,203,215

Income/(loss) from ordinary activities before income taxes	(40,136,707)	(5,664,769)	5,914,178	(8,162,510)	(3,085,101)	(51,134,909)

Income tax expense	—	—	(1,899,803)	24,740	—	(1,875,063)
Non controlling interest	—	—	—	70,091	—	70,091

Total net income/(loss)	(40,136,707)	(5,664,769)	4,014,375	(8,067,679)	(3,085,101)	(52,939,881)

Total assets	21,570,219	310,941,494	34,436,144	211,530,962	(192,636,636)	385,842,184

					Consolidation
Year ended December 2003	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	—	—	—	—	—
Intersegment revenues	—	—	—	1,068,746	(1,068,746)	—
Interest revenue	—	—	—	246,912	—	246,912
Other unallocated revenue	—	—	—	12,368	—	12,368

Total segment revenue	—	—	—	1,328,026	(1,068,746)	259,280

Cost of sales and operating expenses	—	—	—	—	—	—
Office and admin and other expenses	520,270	222,067	24,939	3,730,502	(1,078,801)	3,418,977
Exploration costs, excluding exploration impairment	—	—	—	—	—	—
Exploration impairment	164,992	—	—	—	—	164,992
Depreciation and amortisation	10,282	8,254	—	54,532	—	73,068
Interest expense	—	—	—	105,374	—	105,374

Income/(loss) from ordinary activities before income taxes	(695,544)	(230,321)	(24,939)	(2,562,382)	10,055	(3,503,131)

Income tax expense	—	—	—	(37,339)	—	(37,339)
Non controlling interest	—	—	—	22,901	—	22,901

Total net income/(loss)	(695,544)	(230,321)	(24,939)	(2,576,820)	10,055	(3,517,569)

Total assets	60,129,239	198,176,962	321,817	169,378,391	(167,666,559)	260,339,850

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

4. Cash and cash equivalents
The components of cash and cash equivalents are as follows:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Cash on deposit	59,597,724	24,224,523	6,208,785
Bank term deposits
- Papua New Guinea kina deposits	—	4,315,513	—
- Australian dollar deposits	4,083	4,362	—
Papua New Guinea kina treasury bills	—	—	3,007,480

	59,601,807	28,544,398	9,216,265

5. Supplemental cash flow information

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Cash paid during the year
Interest	13,373,832	1,444,006	4,138,290
Income taxes	1,656,985	1,914,459	64,891
Interest received	1,800,062	671,479	149,631
Non-cash investing and financing activities:
Deferred financing costs included in accounts payable and accrued liabilities	100,000	—	—
Accrued financing costs and deferred financing costs	—	834,439	—
Increase in additional paid up capital as a result of a change in accounting policy for stock based compensation (note 2n)	—	645,216	—
Increase in due to related parties resulting from transfer of other assets	—	—	311,093
Increase in share capital from:
the exercise of share options	577,086	646,216	39,654
the exercise of warrants	120,375	—	—
oil and gas property expenditure paid for with stock	—	—	316,359
change in accounting policy for stock based compensation (note 2n)	—	92,434	—
transfer of deferred transaction costs on conversion of the debenture	—	(3,093,734)	—
transfer of carrying value of debentures to share capital on conversion of the securities	—	42,890,448	—
conversion of indirect participation interest into share capital	923,000	9,226,260	—
shares issued to induce conversion of debentures	—	6,976,800	—
transaction costs being attributed to share capital transaction	—	300,000	—
Movement in accumulated deficit as a result of the inducement paid on conversion of the debentures	—	(6,899,211)	—

All non-cash investing and financing activities disclosed in note 5 relate to the “corporate” segment except for those involving the oil and gas property expenditure paid for with stock (upstream) and accrued financing costs and deferred financing costs (midstream).

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

6. Financial instruments
Restricted cash
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In 2005, cash and cash equivalents earned 2.9% on the cash on deposit which related to the working capital facility but was unrestricted. In 2005, cash and cash equivalents earned average interest rates of 1.3% per annum (2004 – 1.6%, 2003 – 1.5%) on bank term deposits. All other components of cash and cash equivalents are non-interest bearing. Restricted cash is comprised of the following:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Cash deposit on working capital facility (2.9%)	16,452,216	15,497,127	—
Cash deposit on secured loan (2.1%)	106,267	—	—
Bank term deposits on Petroleum Prospecting Licenses (1.3%)	103,786	102,096	97,417
Managed trust	—	—	24,626,154
Pledged deposit	—	—	97,418

	16,662,269	15,599,223	24,820,989

Credit risk is minimized as all cash amounts and certificate of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventory and accounts receivables. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).
Bank term deposits on Petroleum Prospecting Licenses are unavailable to the company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
Commodity derivative contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories. As at December 31, 2005, InterOil had entered into jet kerosene crack spread swap agreements to hedge a portion of the anticipated 2006 sales of diesel and jet kerosene and crude swap agreements to hedge a portion of the anticipated 2006 sales of diesel, naphtha and low sulphur waxy residue. InterOil had also entered into swap agreements to hedge a portion of its anticipated first quarter 2006 naphtha sales and first quarter 2006 low sulphur waxy residue sales by buying and selling the raw material component, crude at fixed prices to match the timing of purchase and sale respectively.
At December 31, 2005, InterOil had a net receivable of $1,482,798 (2004 — $503,500, 2003 — $nil) relating to commodity hedge contracts. Of this total, a receivable of $897,798 (2004 — $503,500, 2003 — $nil) relates to hedges deemed effective at December 31, 2005 and a receivable of $585,000 (2004 — $nil, 2003 — $nil) relates to derivative contracts that were closed and for which hedge accounting has been discontinued. The gain on the derivative contracts for which hedge accounting was discontinued is included in general and administration expenses for the year ended December 31, 2005. The gain on the hedges on which final pricing will be determined in future periods of $1,016,998 (2004 — $ 537,358, 2003 — $nil) has been included in the deferred hedge gain liability on the balance sheet.
The following summarizes the effective hedge contracts by derivative type on which final pricing will be determined in future periods that are outstanding as at December 31, 2005:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	300,000
Crude swap	Buy crude	250,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

6.	Financial instruments (cont’d)
The comparative information as at December 31, 2004 is as follows:

Derivative	Type	Notional volumes (bbls)

Naphtha swap	Sell naphtha	50,000
Naphtha crack spread swap	Sell naphtha/buy crude	50,000

7. Trade receivables
At December 31, 2005, the Company had a discounting facility with BNP Paribas on specific monetary receivables (note 12). Under the facility, the company is able to sell on a revolving basis specific monetary receivables up to $40,000,000. As at December 31, 2005, $23,196,914 (2004 - $13,034,904, 2003 – not applicable) in outstanding accounts receivable had been sold with recourse under the facility. As the sale is with recourse, the receivables are retained on the balance sheet and included in the outstanding accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold. The average effective rate on the discounting facility was approximately 6% (2004 — 6%).
At December 31, 2005 $39,430,264 (2004 — $49,989,840) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 12.
8.	Inventories

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Midstream (crude oil feedstock)	5,019,580	3,971,982	—
Midstream (refined petroleum product)	25,967,357	16,396,975	—
Downstream (refined petroleum product)	13,100,547	7,547,945	—

	44,087,484	27,916,902	—

At December 31, 2005, inventory had been written down to its net realizable value. The write down of $355,215 (2004 — $1,508,334) is included in cost of sales.
At December 31, 2005, $30,986,937 (2004 — $20,368,957) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 12.
9.	Plant and equipment
The majority of the Company’s plant and equipment is located in PNG, except for items in the corporate segment with a net book value of $132,375 (2004 — $86,327, 2003 — $92,947) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortised.
Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

				Corporate &
Year ended December 31, 2005	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,657,125	238,078,544	12,164,417	331,183	256,231,269
Deferred project costs and work in progress	—	1,987,085	1,386,488	—	3,373,573
Consolidation entries	—	—	—	(3,120,718)	(3,120,718)
Accumulated depreciation and amortisation	(308,378)	(11,245,748)	(7,332,042)	(198,808)	(19,084,976)

Net book value	5,348,747	228,819,881	6,218,863	(2,988,343)	237,399,148

Capital expenditure	—	3,284,108	1,902,334	95,782	5,282,224

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

9. Plant and equipment (cont’d)

				Corporate &
Year ended December 31, 2004	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,659,248	236,551,876	10,875,211	263,217	253,349,552
Deferred project costs and work in progress	—	—	949,924	—	949,924
Consolidation entries	—	—	—	(2,002,214)	(2,002,214)
Accumulated depreciation and amortisation	(19,792)	(419,629)	(7,317,596)	(176,890)	(7,933,907)

Net book value	5,639,456	236,132,247	4,507,539	(1,915,887)	244,363,355

Capital expenditure	1,131	40,532,990	1,320,644	83,920	41,938,685

				Corporate &
Year ended December 31, 2003	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,655,994	43,218,420	—	179,472	49,053,886
Deferred project costs and work in progress	—	152,747,736	321,817	—	153,069,553
Consolidation entries	—	—	—	(165,647)	(165,647)
Accumulated depreciation and amortisation	(5,159)	(107,643)	—	(86,525)	(199,327)

Net book value	5,650,835	195,858,513	321,817	(72,700)	201,758,465

Capital expenditure	5,658,117	81,226,712	100,333	53,791	87,038,953

10. Oil and gas properties
Costs of oil and gas properties which are not subject to depletion and depreciation and which have not been applied against the indirect participation interest liability (note 17) are as follows:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Drilling equipment	15,100,860	5,353,471	6,992,867
Petroleum Propsecting License Drilling programs at cost
PPL 238	1,298,632	1,251,889	14,199,188
Other properties	—	—	1,825,960

	16,399,492	6,605,360	23,018,015

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the years ended:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Exploration costs, excluding exploration impairment	—	2,903,313	—
Exploration impairment
Costs incurred in prior years	2,059,367	16,576,982	70,016
Costs incurred in current year	85,062	18,989,779	94,976

	2,144,429	35,566,761	164,992

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
11. Income taxes
The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

(Loss) before income taxes and non controlling interest	(36,818,729)	(51,134,909)	(3,503,131)
Statutory income tax rate	35.10%	35.12%	35.12%

Computed tax (benefit)	(12,923,374)	(17,958,580)	(1,230,300)

Effect on income tax of:
Losses in foreign jurisdictions not deductible	2,834,689	2,273,530	(56,527)
Non-deductible stock compensation expense	585,783	424,924	(13,926)
Gains and losses on foreign exchange	268,843	58,659	302,499
Tax rate differential in foreign jurisdictions	1,224,361	(341,613)	143,502
Over provision for tax in prior years	(113,950)	(42,874)	—
Tax losses for which no future tax benefit has been brought to account	9,845,189	2,696,330	836,142
Temporary differences for which no future tax benefit has been brought to account	1,123,458	14,552,726	—
Temporary differences brought to account on acquisition of subsidiary	(34,902)	(488,027)	—
Other — net	21,897	699,988	55,949

	2,831,994	1,875,063	37,339

The future income tax asset comprised the tax effect of the following:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Future tax assets
Temporary differences
Plant and equipment	2,665,173	2,263,654	—
Exploration expenditure	12,184,351	11,541,022	—
Other — net	99,834	127,240	(1,194,314)

	14,949,358	13,931,916	(1,194,314)
Losses carried forward	17,373,507	4,850,380	2,558,406

	32,322,865	18,782,296	1,364,092
Less valuation allowance	(31,263,967)	(17,478,665)	(1,364,092)

	1,058,898	1,303,631	—

All future tax assets recorded in the consolidated balance sheet relate to Papua New Guinea. The amounts are non current at December 31, 2005.
The valuation allowance for deferred tax assets increased by $13,785,302 in the year ended December 31, 2005, increased by $16,114,573 in the year ended December 31, 2004 and decreased by $673,421 in the year ended December 31, 2003. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment. Management has determined that a 100% valuation allowance of the net operating loss carry-forward is appropriate as of December 31, 2005 in respect of losses generated from the refinery operations.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
11. Income taxes (cont’d)
The Project Agreement gives “pioneer” status to InterOil Limited. This status gives the Company a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ending in five years on December 31, 2010.
In relation to the refinery, tax losses incurred prior to January 1, 2005 will be frozen during the five year tax holiday and will become available for use after the tax holiday ceases on December 31, 2010. In PNG, losses incurred prior to January 1, 2003 have a seven year carry forward limit. As a result, tax losses totaling K1,193,389 (US $388,329) will be lost prior to the expiry of the tax holiday. Tax losses carried forward to offset against future earnings total K71,799,811 (US $22,940,040) at December 31, 2005. Losses incurred in years subsequent to 2003 have a twenty year carry forward period.
12. Working capital facility – crude feedstock
In 2004 InterOil obtained a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $100,000,000. The facility was increased to $150,000,000 on August 12, 2005. The cash balance outstanding on the facility at December 31, 2005 was $70,724,322 (December 31, 2004 – $76,520,541) which included short term advances of $47,527,408 (December 31, 2004 — $63,485,637) and discounted monetary receivables of $23,196,914 (2004 — $13,034,904). This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables (note 7). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the year the weighted average interest rate was 5.81% (2004 – 4.36%).
The following table outlines the facility and the amount available for use at year end:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Working capital credit facility	150,000,000	100,000,000	—
Less amounts outstanding:
Short term advances	(47,527,408)	(63,485,637)	—
Discounted receivables (note 7)	(23,196,914)	(13,034,904)	—
Letters of credit outstanding	(33,765,000)	(14,000,000)	—
Hedging facility	(1,500,000)	—	—

Working capital credit facility available for use	44,010,678	9,479,459	—

At December 31, 2005, the company had a letter of credit outstanding for $33,765,000 (2004 - $14,000,000) which expires on February 15, 2006 for a January crude receipt.
The cash deposit on working capital facility as separately disclosed in note 6 included restricted cash of $16,452,216 (2004 — $15,497,127) which was being maintained as a security market for the facility. In addition, inventory of $30,986,937 (2004 — $20,368,957), trade receivables of $34,371,072 (2004 — $46,911,393), and $5,059,192 (2004 — $3,078,447) of inter-company receivables which were eliminated on consolidation secured the facility.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
13. Acquisition of a subsidiary
In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) and SPI InterOil Holdings Limited for a total cost of $2,000 which will be paid in cash. The purchase price reflects the book value of the shares at the time of acquisition. DESC was initially established for the purposes of providing non-profit management services to the Company for its U.S. employees and it has continued to provide management services to the Company since its acquisition. Prior to its acquisition, DESC was partially owned by Christian Vinson, the Company’s Chief Operating Officer. SPI InterOil Holdings Limited is a dormant shelf company to be used for a future business endeavor.
InterOil Products Limited
On April 28, 2004, InterOil, through its wholly owned subsidiary, SPI Distribution Limited, acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited (“IPL”). IPL is a distributor of refined petroleum products in Papua New Guinea.
The results of IPL’s operations have been included in the consolidated financial statements since April 28, 2004, the date control of IPL’s shares was transferred to InterOil. Under the purchase agreement, InterOil Corporation was entitled to the profit of IPL from March 1, 2004. The profit earned after tax between March 1, 2004 and April 28, 2004 of $1,243,746 was recognized as a reduction in the acquisition cost.
The adjusted purchase price is $13,226,854, including a service agreement for $1,000,000 related to the purchase. A deposit of $1,000,000 of the purchase price was paid in 2004. The remaining $12,226,854 (discounted amount $12,123,106) was paid on March 1, 2005 and was included in current liabilities in the financial statements at December 31, 2004.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Cash	5,859,517
Trade receivables	8,241,400
Inventory	6,759,089
Other assets	1,614,249
Future income tax benefit	640,284
Property, plant and equipment	3,180,530

Total assets acquired	26,295,069

Accounts payable and accrued liabilities	(13,399,720)

Net assets acquired	12,895,349

The net cash received from the purchase of IPL of $4,631,904 is comprised of $5,859,517 held by IPL at the time of acquisition less $1,000,000 paid relating to the acquisition price and $227,613 paid in transaction costs and in stamp duty.
14. Related parties
Amounts due to related parties of $nil (2004 – $1,056,251, 2003 — $1,478,751) represents monies owed to Petroleum Independent and Exploration Corporation (PIE) which acts as a sponsor of the Company’s oil refinery project. PIE is controlled by Phil Mulacek, an officer and director of InterOil. During the year, $1,056,251 of the loan to PIE was repaid. The loan had interest charged at a rate of 5.75% (2004 – 5.75%, 2003 – 5.75%) per annum. During the year ended December 31, 2004, PIE also advanced InterOil Corporation $1,775,565, which was repaid prior to December 31, 2004. The advance had interest charged at a rate of 6% per annum on a facility provided by Wells Fargo Bank Inc. During the year the Company incurred total interest to PIE amounting to $9,376 (2004 — $246,745, 2003 — $105,374). All of the interest collected by PIE on this loan was used to pay interest incurred under the Wells Fargo facility.
SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a general manager appointed by the shareholders of SPI and its US sponsor under the Overseas Private Investment Corporation (OPIC), an agency of the US Government, loan. PIE has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. During the year, $150,000 (2004 — $150,410, 2003 — $150,000) was expensed for the sponsor’s (PIE) legal, accounting and reporting costs. Of this amount $75,000 was included in accrued liabilities at December 31, 2005. During 2003, PIE also waived $840,000 of management fees due to it for prior periods and this was reflected in the Consolidated Statement of Operations.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
14. Related parties (con’td)
Breckland Limited, a company controlled by Roger Grundy, a director of InterOil, provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. Amounts paid or payable to Breckland during the year amounted to $179,608 (2004 — $120,426, 2003 — $131,250).
The services of certain executive officers and senior management of the Company are provided under a management services agreement with DESC. DESC is a U.S. private Company that was partially owned by Christian Vinson, the Company’s Chief Operating Officer prior to its acquisition by InterOil on November 23, 2005 (note 13). In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) for a total cost of $1,000 which will be paid in cash. Christian Vinson received $500 for his 50% interest in DESC. The purchase price reflects the book value of the shares at the time of acquisition. Prior to the acquisition, DESC was paid $549,978 (2004 — $708,104, 2003 — $535,855) for its management services.
Amounts due to Directors and executives at December 31, 2005 totaled $30,500 for Directors fees (2004 — $61,000 2003 — $30,500), and $573,571 for executive bonuses (2004 — $320,000, 2003 – $nil). These amounts are included in accounts payable and accrued liabilities.
15. Unsecured loan
On January 28, 2005, InterOil obtained a $20 million term loan facility of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. On July 21, 2005, the short term loan facility available to InterOil increased from $20 million to $25 million. The additional $5 million is to fund the purchase of new refinery generators and the conversion of the furnaces and fuel systems to burn specialty fuels. InterOil drew down a further $1,453,132 of the loan before December 31, 2005. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiry with no penalty. The loan has an interest rate equal to 5% per annum. In addition, the financier has an irrevocable right to participate in a subsequent equity financing up to an amount of $40 million.
16. Secured loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The facility is fully drawn down at December 31, 2005. The loan is secured over the assets of the refinery project which have a carrying value of $225,669,179 at December 31, 2005 (2004 — $236,132,247, 2003 – $195,858,513).
The loan expires December 31, 2014 and half yearly repayments of $4,500,000 commenced on December 31, 2005. During the year ended December 31, 2005, the repayment schedule was amended to reflect the delay in the commencement of refinery operations. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. Certain financial covenants were increased for the year ended December 31, 2005 to reflect the impact of higher crude prices.
The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During 2005 the weighted average interest rate was 7.10% (2004 – 6.65%, 2003 – 6.70%) and the total interest expense included in long term borrowing costs was $6,038,887(2004 — $nil, 2003 — $nil).
Deferred financing costs of $1,256,816 (2004 — $1,311,488, 2003 — $551,000) are being amortized over the period until June 2014. Of these costs, $475,000 (2004 — $551,000, 2003 — $551,000) were originally included as part of the cost of the refinery and have been separated out from refinery assets in the current and prior periods.
The accrued financing costs of $921,109 include discounting of the liability for a 12 month period. The total liability is $950,000 and will be due for payment at project completion as defined by the loan agreement with OPIC. Project completion will be reached when OPIC notifies PIE (sponsor of refinery project – see note 14) that the physical, operational, legal and financial completion tests have been met. The Company does not expect to meet the requirements for project completion in the next 12 months.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
17. Indirect participation interest
Indirect participation interest

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Current portion	35,092,558	13,749,852	—
Non current portion	30,166,311	—	—

Total indirect participation interest	65,258,869	13,749,852	—

Prior to December 31, 2004, the Company received deposits of $13,749,852 toward an $125,000,000 additional indirect participation interest (“IPI”). The remaining $111,250,148 was received in 2005. The $125,000,000 is subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors under which InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006 or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.
Under the indirect participation interest, InterOil is responsible for drilling the eight wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells. In the instance that InterOil proposes completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage. InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares.
InterOil has accounted for the $125,000,000 indirect participation interest as a non financial liability with a conversion option. The value of the conversion was $27,249,587. The balance of $97,750,413 was allocated to the indirect participation interest liability.
All costs incurred by the company relating to the eight well drilling program, including geological and geophysical costs, and commission costs associated with structuring the agreement, will be charged against the liability to a maximum amount of $97,750,413. For the period ending December 31, 2005, $31,774,513 has been charged against the liability for geological and geophysical costs and drilling costs and an additional $6,364,523 has been charged against the liability for finance and transaction costs. The liability and the accretion expense were increased during the year by $5,647,491. This amount represents the accretion of the discount calculated on the non-financial liability component of the indirect participation interest. InterOil will bear the costs for subsequent works projects and completion activities in proportion to its remaining ownership in the eight wells. These costs are accounted for in accordance with the company’s stated accounting policies.
InterOil paid financing fees and transaction costs of $8,138,742 related to the indirect participation interest on behalf of the indirect participation interest investors. These fees have been apportioned between the indirect participation interest and the conversion options in the same proportion as the original $125,000,000 was allocated between the non financial liability and the conversion options. The indirect participation interest liability portion of the finance and transaction costs was $6,364,523 and the remaining $1,774,219 was allocated against the conversion option, reducing the conversion option value to $25,475,368.
Indirect participation interest — PNGDV
As at December 31, 2005, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by Petroleum Prospecting Licenses “PPL” 236, 237 and 238 is $9,685,830. The total invested by PNGDV in the indirect participation interest is $12,185,000. As of December 31, 2005, PNG Drilling Ventures Limited had converted $2,499,170 of their investment into 141,545 of InterOil’s common shares, of this $923,000 was converted in 52,000 common shares in the current year. If the Company’s exploration program does not discover at least five million barrels of oil and gas, the $9,685,830 balance of the investment is convertible into 237,356 common shares plus $5,500,000 payable, at the Company’s discretion, in cash or common shares based on the average price of the Company’s shares in the month preceding such payment. PNGDV has an interest in the drilling program that will range from 6.75% to 11.25% depending upon various elections.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in wells 9 to 24. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
18. Non controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount. Enron no longer actively participates in the refinery operations but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.
At December 31, 2005, a subsidiary, SP InterOil LDC, holds 98.83% (2004 – 98.74%, 2003 — 98.66%) of the non-voting participating shares issued from EPI.
19. Share capital
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.
Common shares
Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2003	20,585,943	94,120,609
Shares issued for cash	3,817,500	61,060,640
Shares issued for conversion of convertible debt	31,240	316,359
Shares issued on exercise of options	381,278	1,951,592

December 31, 2003	24,815,961	157,449,200

Shares issued for conversion of convertible debt and indirect participation interest	3,184,828	56,698,121
Shares issued on exercise of options	310,095	2,666,333

December 31, 2004	28,310,884	216,813,654

Shares issued for indirect participation interest	52,000	923,000
Shares issued on exercise of warrants	19,168	540,346
Shares issued on exercise of options	781,268	5,657,500

December 31, 2005	29,163,320	223,934,500

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

20. Stock options
At December 31, 2005, there were 911,068 common shares reserved for issuance under the Company stock option plan.
Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Group and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

	December 31, 2005		December 31, 2004		December 31, 2003
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
Stock options outstanding	options	exercise price $	options	exercise price $	options	exercise price $

Outstanding at beginning of year	1,162,322	9.91	1,363,265	7.55	1,510,085	5.48
Granted	516,450	25.82	224,460	26.30	257,802	14.09
Exercised	(781,322)	(6.50)	(310,095)	(6.52)	(381,278)	(4.62)
Forfeited	(74,000)	(13.11)	(100,308)	(25.28)	(23,344)	(5.75)
Expired	(76,650)	(26.01)	(15,000)	(8.00)	—	—

Outstanding at end of year	746,800	22.27	1,162,322	9.91	1,363,265	7.55

	Options issued and outstanding			Options exercisable
			Weighted average
Range of exercise		Weighted average	remaining term		Weighted average
prices $	Number of options	exercise price $	(years)	Number of options	exercise price $

2.75 to 5.00	20,000	4.00	0.47	20,000	4.00
5.01 to 8.00	50,000	5.62	1.34	40,000	5.27
8.01 to 12.00	69,700	10.98	0.93	30,700	10.25
12.01 to 24.00	287,000	23.11	3.08	109,000	23.91
24.00 to 31.00	320,100	27.71	2.94	94,500	30.25

	746,800	22.27	2.87	294,200	20.63

The fair value of the 516,450 (2004 – 224,460, 2003 – 257,802) options granted subsequent to January 1, 2005 has been estimated at the date of grant in the amount of $4,834,139 (2004 - $1,122,938, 2003 — $1,087,131) using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5% (2004 – 2.5%, 2003 – 3.2%), dividend yield of nil (2004 – nil, 2003 - nil), volatility factor of the expensed market price of the Company’s common stock of 45% for grants between January 1, 2005 and June 30, 2005, a volatility factor of the expensed market price of the Company’s common stock of 55% for grants between July 1, 2005 and December 31, 2005 (2004 – 45%, 2003 – 45%), and a weighted average expected life of the options of 3.4 years (2004 – 3.8 years, 2003 – 3 years). An amount of $1,668,896 (2004 – $1,202,921) has been recognized as compensation expense. In 2003, $530,794 was recognized as a proforma compensation expense disclosure. The estimate fair value of the options is expensed over the option’s vesting period, which is identified in the individual option agreements.
21. Debentures and warrants
In 2004, InterOil issued a total of $45 million in senior convertible debentures. The debentures were to mature on August 28, 2009 and bore interest at a rate of 8.875% per annum, payable quarterly. The debentures were converted into 2,232,143 common shares of the Company at a fixed conversion price of $20.16 per share on December 31, 2004 at the investors’ option. The company also issued 180,000 additional shares to debenture holders in connection with their conversion of debt to equity. As a result of the issuance of the 180,000 additional shares, share capital increased by $6,976,800 which represents the fair market value of the shares on the date they were issued. In connection with these shares $77,589 was recognized as a debt conversion expense and $6,899,211 was recorded to accumulated deficit during the year ended December 31, 2004.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

21. Debentures and warrants (cont’d)
In 2004, in connection with the issuance of senior convertible debentures, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 340,247 (2004 – 359,415) were outstanding at December 31, 2005. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.
22. Loss per share
Warrants, conversion options and stock options totaling 4,885,762 common shares at prices ranging from $4.00 to $37.50 were outstanding in 2005 (2004 – 2,155,042 common shares at prices ranging from $2.75 to $30.40, 2003 – 2,769,940 common shares at prices ranging from $2.75 to $30.40 per share) but were not included in the computation of the diluted loss per share because they caused the loss per share to be antidilutive.
23. Commitments and contingencies
Payments due by period contractual obligations are as follows:

		Less than					More than 5
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	years

	’000	’000	’000	’000	’000	’000	’000
Secured loan obligations	80,500	9,000	9,000	9,000	9,000	9,000	35,500
Unsecured loan obligations	21,453	21,453	—	—	—	—	—
Indirect participation interest — PNGDV (a)	5,500	—	5,500	—	—	—	—
Indirect participation interest (note 17)	65,259	35,093	30,166	—	—	—	—
Capital expenditure commitments relating to refinery optimisation program (b)	4,600	4,600	—	—	—	—	—
Petroleum prospecting and retention licenses (c)	160	160	—	—	—	—	—

	177,472	70,306	44,666	9,000	9,000	9,000	35,500

(a)	The non current indirect participation interest terms provide for various conversion options. The amount provided is the maximum amount that can be converted to debt and differs to the amount presented in the December 31, 2005 Consolidated Balance Sheet due to conversion requirements into the Company’s full paid common shares. The non current indirect participation interest balance of $9,685,830 is convertible into 237,356 common shares plus $5,500,000 payable, at the Company’s discretion, in cash or common shares based on the average price of the Company’s shares in the month preceding such payment. PNGDV has an interest in the drilling program that will range from 6.75% to 11.25% depending upon various elections.

(b)	The company is in the process of a number of projects relating to optimizing the refinery’s output. Capital expenditure commitments of $4,600,000 have been made with respect to this program.

(c)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil is required to spend over the next two years to maintain the exploration licenses. The committed amount can be spent in any proportion over the two years. In addition to this amount, InterOil must drill an exploration well on PPL 237 prior to March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.
The company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and future income taxes.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States
The audited consolidated financial statements of the Company for the twelve month periods ended December 31, 2005, 2004 and 2003 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”). The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements. The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note. Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.
Consolidated statements of operations
The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

	Year Ended
	December 31, 2005		December 31, 2004		December 31, 2003
	$		$		$
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Revenue
Sales and operating revenues (1)	481,180,645	481,180,645	70,644,486	121,974,268	—	—
Interest income	1,830,808	—	382,461	—	246,912	—
Other income	528,270	—	196,337	—	12,368	—

	483,539,723	481,180,645	71,223,284	121,974,268	259,280	—

Expenses
Cost of sales and operating expenses (excluding depreciation shown below) (1)	467,246,990	467,400,576	65,344,516	129,871,126	—	—
Administrative and general expenses (1), (2)	14,672,793	14,687,717	7,831,550	8,081,740	2,264,187	2,264,187
Management fees for prior periods waived	—	—	—	—	(840,000)	(840,000)
Depreciation and amortization (1)	11,036,550	10,836,696	639,075	1,462,953	73,068	73,068
Exploration costs, excluding exploration impairment	—	—	2,903,313	2,903,313	—	—
Exploration impairment	2,144,429	2,144,429	35,566,761	35,566,761	164,992	164,992
Legal and professional fees (1)	3,606,415	3,606,415	3,573,727	3,655,631	1,421,390	1,421,390
Short term borrowing costs	8,855,857	8,855,857	4,705,190	4,705,190	—	—
Long term borrowing costs (1)	6,351,337	6,351,337	1,401,256	1,897,029	—	—
Accretion expense	5,647,491	5,647,491	—	—	—	—
Debt conversion expense (5)	—	—	—	6,976,800	—	—
Gain on revaluation of conversion options (6)	—	(4,279,284)	—	—	—	—
Foreign exchange loss (2)	796,590	796,590	392,805	392,805	678,774	(7,392,002)
Non-controlling interest (7)	(368,312)	(368,475)	(70,091)	(265,624)	(22,901)	94,341
Interest income	—	(1,830,808)	—	(382,461)	—	(246,912)
Other income	—	(528,270)	—	(196,337)	—	(12,368)

	519,990,140	513,320,271	122,288,102	194,668,926	3,739,510	(4,473,304)

Income/(loss) before income taxes	(36,450,417)	(32,139,626)	(51,064,818)	(72,694,658)	(3,480,230)	4,473,304

Income tax expense (3)	(2,831,994)	(2,831,994)	(1,875,063)	(1,875,063)	(37,339)	(37,339)

Income/(loss) before cumulative effect of accounting change	(39,282,411)	(34,971,620)	(52,939,881)	(74,569,721)	(3,517,569)	4,435,965
Cumulative effect of accounting change (4)	—	—	—	(737,650)	—	—

Net income/(loss)	(39,282,411)	(34,971,620)	(52,939,881)	(75,307,371)	(3,517,569)	4,435,965

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Statements of comprehensive income/(loss), net of tax

	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Net income/(loss) in accordance with U.S. GAAP, net of tax	(34,971,620)	(75,307,371)	4,435,965
Foreign currency translation reserve, net of tax	14,243	463,200	—
Deferred hedge gain, net of tax	457,184	537,358	—

Total other comprehensive income, net of tax	471,427	1,000,558	—

Comprehensive income/(loss), net of tax	(34,500,193)	(74,306,813)	4,435,965

Statements of accumulated other comprehensive income, net of tax (AOCI)

Total
	Foreign		accumulated
	currency		other
	translation	Deferred hedge	comprehensive
	reserve	gain	income

AOCI balance as of December 31, 2001	—	—	—
Current period change	—	—	—

AOCI balance as of December 31, 2002	—	—	—
Current period change	—	—	—

AOCI balance as of December 31, 2003	—	—	—
Current period change	463,200	537,358	1,000,558

AOCI balance as of December 31, 2004	463,200	537,358	1,000,558
Current period change	14,243	457,184	471,427

AOCI balance as of December 31, 2005	477,443	994,542	1,471,985

Per share amounts
Basic per share amounts computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period. Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.
For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method. No potential shares in options on issue were dilutive for the years ended December 31, 2005 and December 31, 2004. Antidilutive options on issue for the year ended December 31, 2003 were 35,822.

Weighted average number of shares on which earnings per	Year ended December 31,
share calculations are based in accordance with U.S. GAAP	2005	2004	2003

Basic	28,832,263	25,373,575	22,649,924
Effect of dilutive options	—	—	1,542,214

Diluted	28,832,263	25,373,575	24,192,138

Net income/(loss) per share in accordance with U.S. GAAP
Basic	(1.21)	(2.97)	0.20

Diluted	(1.21)	(2.97)	0.18

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Consolidated balance sheets

	December 31, 2005		December 31, 2004		December 31, 2003
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets	173,442,742	173,442,742	132,258,350	132,258,350	35,012,370	35,012,370
Oil and gas properties	16,399,492	16,399,492	6,605,360	6,605,360	23,018,015	23,018,015
Capital assets (1), (2)	237,399,148	225,171,193	244,363,355	232,496,306	201,758,465	204,817,578
Deferred financing costs	1,256,816	1,256,816	1,311,488	1,311,488	551,000	551,000
Future income tax benefit (3)	1,058,898	1,058,898	1,303,631	1,303,631	—	—

Total assets	429,557,096	417,329,141	385,842,184	373,975,135	260,339,850	263,398,963

Current liabilities (2), (6)	167,192,503	188,187,731	142,197,050	141,659,692	—	—
Accrued financing costs	921,109	921,109	863,329	863,329	16,314,334	16,314,334
Long term debt (6)	111,352,141	110,536,000	86,608,830	86,608,830	90,600,000	90,600,000
Non-controlling interest (7)	6,023,149	5,682,695	6,404,262	6,063,971	6,467,496	6,322,739
Shareholders’ equity (1) (2) (4) (5) (6)	144,068,194	112,001,606	149,768,713	138,779,313	146,958,020	150,161,890

Total liabilities and shareholders’ equity	429,557,096	417,329,141	385,842,184	373,975,135	260,339,850	263,398,963

(1)	Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use. The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

As disclosed in note 2(h) in the consolidated financial statements, operations commenced on January 1, 2005 under Canadian GAAP. Therefore, the Company continued to capitalize December 2004’s results to the refinery project. Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP during 2005.

In the prior year, in addition to recognizing December 2004’s results in the statement of operations, one month of depreciation expense was also recorded under U.S. GAAP for the refinery during 2004. The useful life for the refinery under U.S. GAAP is the same as that disclosed under Canadian GAAP in note 2(h) in the consolidated financial statements.

(2)	Derivative instruments and hedging

The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended (“SFAS No. 133”), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

The Company elected not to adopt the FASB’s optional hedge accounting provisions when SFAS No. 133 became effective on January 1, 2001. Accordingly unrealized gains and losses resulting from the valuation of derivatives at fair value arising during the year ended December 31, 2003 were recognized in income as the gains and losses arose under U.S. GAAP. Under Canadian GAAP for these years, the Company continued to recognize the gains and losses on derivative contracts designated as hedges concurrently with the recognition of the transactions being hedged.

The Canadian Institute of Chartered Accountants issued Accounting Guideline 13 “Hedging Relationships” (“AcG-13”), which became effective January 1, 2004. This guideline was issued to align certain accounting principles under Canadian GAAP with SFAS No. 133, including hedge documentation and assessing hedge effectiveness. The Company adopted the hedge accounting provisions in AcG-13 and SFAS No. 133 in respect of the commodity forward contracts it transacted beginning in July 2004. Under Canadian GAAP, the Company includes hedges which are unsettled at period end in current liabilities based on a marked to market calculation. Under SFAS No. 133 the marked to market amount for the unsettled hedges is included in other comprehensive income to the extent that they are effective. The ineffective portion is expensed. Details of the hedge accounting is disclosed in notes 2(f) and 6 in the consolidated financial statements of the Company for the year ended December 31, 2005.

InterOil Corporation
Notes to Consolidated Financial Statements (Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
(3)	Income tax effect of adjustments

The income tax effect of U.S. GAAP adjustments was a reduction to the future tax asset of $1,497,267 for the year ended December 31, 2005 due to a decrease in the loss carryforwards. A corresponding decrease in the valuation allowance was recorded. No income tax expense was recorded in the years ended December 31, 2005, 2004 and 2003 due to the tax holiday period in PNG through five years after the refinery commences operations.

(4)	Stock based compensation

FASB Statement No. 123, “Accounting for Stock-based Compensation” (“SFAS No. 123”), establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.

Prior and during the year ended December 31, 2003, the Company issued options to non-employees that were direct awards of stock or that called for settlement by the issuance of equity instruments using the fair value method. The Company followed the provisions of the Canadian Institute of Chartered Accountants in Handbook Section 3870, “Stock-based compensation and other stock-based payments” (“CICA 3870”), which resulted in recognition of compensation expense for stock options issued to non-employees under Canadian GAAP on a basis consistent with the requirements of SFAS No. 123.

As permitted under SFAS No. 123, the Company also issued options to employees that were direct awards of stock using the intrinsic value method, which is provided for in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Where options were granted with exercise prices equal to the market price when the options were granted, no compensation expense was recorded at the time of the option grants. Had compensation cost for the Company’s stock options been determined based on the fair market value at the grant dates of the awards, and amortized on a straight-line basis, consistent with methodology prescribed by SFAS No. 123, the Company’s net income and net income per share for the years ended December 31, 2003 would have been the pro forma amounts indicated as follows:

Year ended
December 31, 2003

Net income in accordance with U.S. GAAP	4,435,965
Pro forma stock based compensation	(530,794)

Pro forma net income	3,905,171

Earnings per share as reported
Basic	0.20
Diluted	0.18
Pro forma earnings per share
Basic	0.17
Diluted	0.16

The fair values of all common share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of options granted during the year and the assumptions used in their determination are the same as note 20 to the consolidated financial statements.

At January 1, 2004, the Company adopted the provisions of CICA 3870 in respect of the employee stock-based awards, which resulted in recognition of compensation expense for such awards under Canadian GAAP on a basis consistent with the fair value provisions of SFAS No. 123. As disclosed in note 2(n) to the consolidated financial statements, the Company retroactively applied the fair value method to all employee stock options granted on or after January 1, 2002, without restatement to prior years.

InterOil Corporation
Notes to Consolidated Financial Statements (Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
(4)	Stock based compensation (cont’d)

This is not consistent with the modified prospective transition method allowed for a voluntary change to the fair value method under FASB Statement No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS No. 148”). The modified prospective method requires retroactive consideration of all employee stock awards granted, modified or settled on or after January 1, 1995. The Company did not adjust for this GAAP difference as there were no options granted, modified or settled between January 1, 1995 and January 1, 2002 that would have materially impacted net income for the years ended December 31, 2005, 2004 and 2003.

The cumulative effect of this change in accounting principle of $737,650 was recorded to opening accumulated deficit under Canadian GAAP. This is required to be disclosed as a cumulative change in accounting principle in the statement of operations under U.S. GAAP.

(5)	Debt conversion expense

As disclosed in note 21 in the consolidated financial statements, 100% of the convertible debentures were converted before December 31, 2004. The Company issued an additional 180,000 shares to induce conversion before the end of the year. Under Canadian GAAP, the fair value of these shares was recorded as an increase in share capital of $6,976,800 with offsetting adjustments to retained earnings of $6,899,211 and a conversion expense of $77,589.

FASB Statement No. 84, “Induced Conversions of Convertible Debt” requires an expense to be recorded when convertible debt is converted under an inducement. The Company recognized the entire fair value of the inducement shares of $6,976,800 as a conversion expense under U.S. GAAP.

(6)	Indirect participation interest

As disclosed in note 17 in the consolidated financial statements, the company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000. Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity.

EITF 00-19 “Accounting for derivatives indexed to and potentially settled in a company’s own stock” requires the conversion options to be treated as a current liability. As a result, the conversion options should be adjusted to their fair market value on the reporting date. As such the company has recognised a gain on the revaluation of conversion options totalling $4,279,284 at December 31, 2005.

Under Canadian GAAP, the company split $8,138,742 of transaction costs relating to the indirect participation interest agreement between the indirect participation interest liability ($6,364,523) and the conversion options ($1,774,219). Under US GAAP the full amount of $8,138,742 has been allocated to the indirect participation interest liability.

(7)	Non controlling interest

The non-controlling interest movements are the result of the US GAAP adjustments relating to the midstream operations described in points 1 to 4 above.
Acquisition of InterOil Products Limited (“IPL”)
The following summary unaudited pro forma condensed consolidated financial information for the twelve month periods ended December 31, 2004 and 2003 shows the estimated pro forma impact on the Company’s consolidated financial statements of the acquisition of IPL as of April 28, 2004. Refer to note 13 of the consolidated financial statements.
This pro forma information is based on management’s current estimates of, and good faith assumptions regarding, the adjustments arising from the transactions described above. The pro forma adjustments are based on currently available information and actual adjustments could differ materially from current estimates.
The pro forma information does not purport to represent what the financial position and results of operations would actually have been had the acquisition of IPL been consummated on the dates indicated or to project the financial position of any future date of operations of any future period.

InterOil Corporation
Notes to Consolidated Financial Statements (Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Acquisition of InterOil Products Limited (“IPL”)
The following pro forma statements of earnings for the years ended December 31, 2004 and 2003 give effect to the acquisition of IPL as if it had occurred on January 1, 2003.

	InterOil	IPL (1)	Pro forma
Twelve months ended December 31, 2004	(audited)	(unaudited)	(unaudited)

Sales and operating revenue — Canadian GAAP	70,644,486	27,317,000	97,961,486
Sales and operating revenue — US GAAP	121,974,268	27,317,000	149,291,268
Net profit/(loss) — Canadian GAAP	(52,939,881)	2,350,000	(50,589,881)

Net profit/(loss) — U.S. GAAP	(75,307,371)	2,350,000	(72,957,371)

Basic loss per share (cents per share)
Canadian GAAP (2)	(208)		(199)
U.S. GAAP (3)	(297)		(287)
Diluted loss per share (cents per share)
Canadian GAAP (2)	(208)		(199)
U.S. GAAP (3)	(297)		(287)

	InterOil	IPL (1)	Pro forma
Twelve months ended December 31, 2003	(audited)	(unaudited)	(unaudited)

Sales and operating revenue — Canadian and U.S. GAAP	—	69,897,000	69,897,000
Net profit/(loss) — Canadian GAAP	(3,517,569)	6,474,000	2,956,431

Net profit — U.S. GAAP	4,435,965	6,474,000	10,909,965

Basic earnings/(loss) per share (cents per share)
Canadian GAAP (2)	(15)		14
U.S. GAAP (3)	20		49
Diluted earnings/(loss) per share (cents per share)
Canadian GAAP (2)	(15)		13
U.S. GAAP (3)	18		45

(1)	Financial data for the year ended December 31, 2004 represents results for the period from January 1, 2004 to April 28, 2004, the effective date the Company gained control of IPL, and is derived from the unaudited management accounts of IPL. Financial data for the year ended December 31, 2003 represents the actual results for the year ended December 31, 2003.

(2)	The weighted average number of shares used in the earnings per share information is consistent with that used under Canadian GAAP for the respective periods.

(3)	The weighted average number of shares used in the earnings per share information is consistent with that used under U.S. GAAP for the respective periods.

InterOil Corporation
Notes to Consolidated Financial Statements (Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Recent Accounting Pronouncements
Accounting for inventory costs
In November 2004, the FASB issued FAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and waste materials as they relate to inventory costing. FAS 151 requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the application of FAS 151 will have a material impact on the financial statements.
Accounting for exchanges of nonmonetary assets
In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of nonmonetary assets. FAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of nonmonetary assets should be based on the fair value of the assets exchanged. FAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for nonmonetary exchanges of similar productive assets and introduces a broader exception for exchanges of nonmonetary assets that do not have commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the application of FAS 153 will have a material impact on the financial statements.
Accounting changes and error corrections
In May 2005, the FASB issued FAS 154, which deals with all voluntary changes in accounting principles and changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. FAS 154 replaces APB Opinion 20 “Accounting Changes” and FAS 3 “Reporting Accounting Changes in Interim Financial Statements”. This Statement requires retrospective application of a change in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change, in which case the change in principle is applied as if it were adopted prospectively from the earliest date practicable. Corrections of an error require adjusting previously issued financial statements. FAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.